1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 9, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

The Company produced 2.95 million tonnes of raw coal or 2.73 million tonnes of commercial coal in November 2005.

This announcement is made pursuant to the disclosure requirement under rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“the Company”) produced 2.95 million tonnes of raw coal or 2.73 million tonnes of commercial coal in November 2005.

The Company makes this announcement in order to facilitate investors’ better understanding of the Company’s coal production. Please also refer to the 2005 Interim Report, 2005 Third Quarterly Report and the announcement dated 7 November 2005 of the Company for further information in relation to the Company’s coal production.

This announcement is made pursuant to the disclosure requirement under rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC

8 December 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310